EXHIBIT 12.2

Exelon Generation Company, LLC

Ratio of Earnings to Fixed Charges

	Years Ended December 31,					Nine Months Ended September 30, 2007
	2002	2003	2004	2005	2006
Pre-tax income from continuing operations before adjustment for income or loss from equity investees and minority interest	607	(416)	1,052	1,818	2,269	2,703
Plus: (Income) or loss from equity investees	(87)	(49)	14	1	9	(2)
Less: Capitalized interest	(24)	(15)	(11)	(12)	(21)	(21)

Pre-tax income from continuing operations after adjustment for income or loss from equity investees, minority interest, capitalized interest and preference security dividend requirements	496	(480)	1,055	1,807	2,257	2,680
Fixed charges:
Interest expensed and capitalized, amortization of debt discount and premium on all indebtness	99	103	114	140	180	121 (a)
Interest component of rental expense (b)	149	195	222	266	242	193

Total fixed charges	248	298	336	406	422	314
Pre-tax income from continuing operations after adjustment for income or loss from equity investees, capitalized interest and preference security dividend requirements plus fixed charges	744	(182)	1,391	2,213	2,679	2,994
Ratio of earnings to fixed charges	3.0	N/A (c)	4.1	5.5	6.3	9.5

(a)	Includes interest expense of $1 million related to uncertain income tax positions accounted for under Financial Accounting Standards Board Interpretation No. 48, which was adopted on January 1, 2007.

(b)	Represents one-third of rental expense relating to operating leases.

(c)	For purposes of the ratio calculation, the deficiency in Generation’s earnings to achieve a one-to-one ratio of earnings to fixed charges for 2003 was approximately $480 million. Generation’s earnings for 2003 were negatively impacted by a $945 impairment charge to the long-lived assets of Boston Generating, LLC. For purposes of calculating Generation’s ratio of earnings to fixed charges for the twelve months ended December 31, 2003, fixed charges were approximately $298 million.